Ciralight Global, Inc.
                           670 E. Parkridge, Suite 112
                            Corona, California 92879
                                 (877) 520-5005

                                 August 20, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:     Rufus Decker, Accounting Branch Chief
               Jeffrey Gordon, Staff Accountant
               Lisa Etheredge, Staff Accountant

Re:            Ciralight Global, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 30, 2012
               Form 10-Q for the Quarter Ended March 31, 2012
               Filed May 15, 2012
               File No. 0-54036

Dear Madam or Sir:

     This letter is in response to your letter to Ciralight Global, Inc. of August 13, 2012, regarding the above referenced matter ("Comment Letter"). Our responses to the Staff's comments follow.

Form 10-K for the Year Ended December 31, 2011

Exhibit 31

Response:

     In response to this comment, we have revised our Form 10-K and Form 10-Q to correct the deficiencies and typographical errors in our Exhibit 31 certifications.

Exhibit 32

Response:

     In response to this comment, we have corrected the deficiencies in our
Exhibit 32 certifications.

We acknowledge that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in these filings;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission from taking any action with respect to the filings; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                           Email: wiselaw@verizon.net

Ciralight Global, Inc.


By: /s/ Jeffrey S. Brain
    ----------------------------------
    Jeffrey S. Brain
    Chief Executive Officer